

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2015

Via E-mail
Ernesto Bautista III
Chief Financial Officer
CARBO Ceramics Inc.
575 North Dairy Ashford; Suite 300
Houston, TX 77079

>   Re: **CARBO Ceramics Inc.**
>   **Form 10-Q for the Period Ended June 30, 2015**
>   **Filed July 30, 2015**
>   **Response Dated July 30, 2015**
>   **File No. 1-15903**

Dear Mr. Bautista:

       We have reviewed your response dated July 30, 2015 and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Item 2. Management's Discussion and Analysis…, page 12

Liquidity and Capital Resources, page 16

1.   In your June 26, 2015 response to comment 13, you indicated that you would disclose the actual ratios/amounts related to any material debt covenants as well as the required ratios/amounts if you believe it is reasonably likely that one or more of these covenants could be violated. We note from your disclosures on page 16 that, subsequent to quarter end, you entered into a fourth amendment of your credit facility which, among other things, waived compliance with your maximum leverage ratio and fixed charge coverage ratio covenants through December 31, 2016 and added a minimum asset coverage ratio. We assume that without these modifications, you may not have complied with debt covenants through December 31, 2016. We also note your disclosure on page 17 that although you were in compliance with the new minimum asset coverage ratio covenant for the month ended June 30, 2015, "there can be no assurance that we will remain in compliance in future quarters and months." Based on your operating performance for the first half of 2015, the economic challenges facing your industry, and the

Ernesto Bautista III
CARBO Ceramics Inc.
August 4, 2015
Page 2

waiver/modification of debt covenants subsequent to quarter end, it appears to us that you should provide the previously requested disclosures in your next quarterly filing.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief